

February 23, 2016

Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
1065 Avenue of the Americas
New York, NY 10018

In connection with your review of management's assertions regarding the Electronifie Securities LLC's (Company) Exemption Report, prepared pursuant to the Securities and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. § 240.17a-5 of the U.S. Securities and Exchange Commission as of and for the year ended December 31, 2015, for the purpose of expressing an opinion about whether, based upon the results of your review procedures, you are aware of any material modifications that should be made to the Company's assertions for the Exemption Report to be fairly stated, in all material respects, we provide the following representations made to you during the course of your examination.

1) We acknowledge our responsibility for compliance with the identified exemption provisions throughout the fiscal year;

2) The assertions included in Management's Assertion are the responsibility of management;

3) We have made available to you all records and other information relevant to the assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, and compliance functions concerning possible exceptions to the exemption provisions, received through the date of the your report; and

4) There were no known events or other factors that might significantly affect our compliance with the identified exemption provisions identified subsequent to the period addressed in our assertion.

Electronifie Securities LLC

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Amar Kuchinad, President

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Eric M. Allmendinger, Secretary

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Ian McAllister, Treasurer